October 1, 2024

Adam Rymer
Chief Financial Officer
Chipotle Mexican Grill, Inc.
610 Newport Center Drive, Suite 1100
Newport Beach, CA 92660

       Re: Chipotle Mexican Grill, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Item 2.02 Form 8-K Filed February 6, 2024
           File No. 001-32731
Dear Adam Rymer:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Item 2.02 Form 8-K Filed February 6, 2024
Exhibit 99.1, page 2

1. Please discuss the business reasons for changes in operating margin when changes in restaurant level operating margin are discussed in the results sections for the three months and full year ended December 31, 2023. Refer to Item 10(e) of Regulation S-K.
 October 1, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you
have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services